Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Dear Colleague

Today we announced our agreement to merge with ABN AMRO.

This is a big day in our history. In the retail business of the enlarged group, we will serve 47 million customers around the world, which is almost double the number we currently serve in Barclays. In our investment banking, investment management, and wealth businesses, we will become respectively a top five, number one, and top 10 player in the global league. So this is a genuinely transformational transaction for us and it will extend significantly our global footprint, with ABN AMRO bringing big businesses in Brazil, the Netherlands, Italy, and across Asia. We will be joined by more than 90,000 new colleagues. We are creating a financial services powerhouse, with enormous opportunity to generate additional value for the new company’s owners, and to help us give great service to our customers and clients. The merger will be, by some way, the biggest transaction in the history of the financial services industry, and what we are creating here is a top five global bank.

As in the case of Barclays, ABN AMRO has a long history in relationship banking. And that is not the only similarity between the two banks. We have similar views on strategy, on how best to serve customers, and on which markets have the highest growth potential. And we share the same ambition - to be a leading universal bank.

We complement each other strongly, both in products and geographies.

It’s important to realise that the merger is a continuation - in fact, an acceleration of our strategy. We have made our ambition clear - to be one of the handful of universal banks leading the global financial services industry. The merger with ABN AMRO will take us to the place to which we’ve been headed for many years - but much more quickly. So, we’re going in the same direction - but have shifted up several gears.

The combined company will be a large organisation. But this merger is not about size. It is capability, not size, that customers look for when choosing a bank. And it is growth, not size, that shareholders look for when investing. The merger moves us forward - sharply - in terms of both capability and growth.

The stock exchange listed company, which will act as the holding company of all the merged businesses of both groups, will be called Barclays PLC.

The Chairman will be Arthur Martinez, who is currently Chairman of ABN AMRO’s Supervisory Board. Barclays Group Chairman Marcus Agius will become Deputy Chairman of the enlarged group. I will be the CEO and Bob Diamond will be the President.

There will be two principal business groupings within the combined entity. Global Retail and Commercial Banking (GRCB) and Investment Banking and Investment Management (IBIM).

The enlarged GRCB will be led by Frits Seegers, who is currently CEO of Barclays GRCB. The enlarged IBIM will be led by Bob Diamond.

We have issued an announcement to the stock market and to the press today, (from which you can get quite a lot more detail). It is available on Barclays Group Intranet where a special site has been created to keep you up-to-date with developments.

Today’s announcement comes at the end of several weeks of intensive and detailed discussions and, as I am sure you will have seen, a lot of media speculation.

It’s been a tough few weeks. But I am very pleased with the outcome so far.

We still have a long way to go in the merger process. We now have to get all the necessary regulatory and other approvals and clearances before we can publish an offer document on which shareholders from both Barclays and ABN AMRO will vote. And this will take some months. So I ask for your continued patience. You will no doubt continue to see rumours about this and speculation about that in the media - but I commit to updating you on developments as soon as they are available.

I know this announcement is a very significant one for everyone who works at Barclays and I realise that many of you may wonder what lies behind the cost synergies talked about in the announcement. So I want to say this: when you bring together two large organisations like Barclays and ABN AMRO there are bound to be areas of overlap. As we prepare to merge, we will address these issues. But at this stage, we do not expect that the impact on staffing levels to be much greater than what we experience every year through natural staff turnover. Our aim is to employ the best people, regardless of whether they currently work for Barclays or ABN AMRO. In fact, I want the new entity to be a magnet, the first choice, for talented people in our industry and we will continue to offer great careers with greater employment options because of the considerable breadth of the enlarged group.

We have, as you know, agreed to the new entity being headquartered in the Netherlands and I have said I will base myself there. Some of my colleagues will move with me. But I also want to emphasise that our presence in the UK, both in terms of our UK businesses and the functional teams which support them, will remain substantial following the merger, and of course Barclays Bank PLC will continue to exist as now, serving customers and clients today and in the future.

I am sure you have lots of questions and I will try to address as many of these as possible in the coming weeks and months. Tomorrow (Tuesday, 24 April) I will be holding a Colleague Presentation which a thousand colleagues will be able to dial into throughout the world. Details of how to register are available on the Barclays Group Intranet, so please keep an eye out for updates,

We’ve announced today a strong first quarter of 2007, and this letter gives me the opportunity to say thank you: we deliver good performance to our shareholders only because of the great work you do for those we serve.

During times like these, it can be hard to keep focused on business as usual. But we must continue to concentrate on the needs of our customers and clients, who won’t want us to miss a beat and who deserve the very best from us at all times. Now, more than ever, we have to maintain our position of strength by continuing to deliver an excellent performance. Our credibility in concluding the transformational transaction with ABN AMRO depends on it.

Thank you.

John

John Varley

Group Chief Executive

To find out more, visit the Barclays and ABN AMRO information site

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. YOU ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

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